Exhibit 12.1

BNSF RAILWAY COMPANY and SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratio amounts)

(Unaudited)

Six Months Ended June 30,	2006	2005
Earnings:
Income before income taxes	$1,662	$1,300
Add:
Interest and other fixed charges excluding capitalized interest	60	68
Estimate of portion of rent under long-term operating leases representative of an interest factor	125	102
Distributed income of investees accounted for under the equity method	2	2
Amortization of capitalized interest	2	4
Less: Undistributed equity in earnings of investments accounted for under the equity method	10	4

Total earnings available for fixed charges	$1,841	$1,472

Fixed charges:
Interest and fixed charges	$67	$74
Estimate of portion of rent under long-term operating leases representative of an interest factor	125	102

Total fixed charges	$192	$176

Ratio of earnings to fixed charges	9.59x	8.36x

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